Exhibit 3.1

AMENDMENT
TO THE
BYLAWS
OF
GLOBAL INTERACTIVE TECHNOLOGIES, INC.
(Adopted by the Board of Directors effective on September 5, 2025)

This Amendment to the Bylaws (the “Bylaws”) of Global Interactive Technologies, Inc., a Delaware corporation (the “Corporation”), hereby amends the Bylaws in the following respects:

Amended Bylaws – Section 3.4(c) Removal of Directors by the Board for Cause

In addition to the rights of stockholders under Section 141(k) of the Delaware General Corporation Law, the Board of Directors shall have the authority to remove any director for Cause, by the affirmative vote of at least two-thirds (2/3) of the disinterested directors then in office; provided, however, that in no event shall removal require fewer than two (2) votes or more than five (5) votes.

For purposes of this Section:

1.	Objective Failures. “Cause” shall include:

(i)	failure to attend substantially all regular meetings of the Board of Directors during any continuous six-month period without reasonable justification; or

(ii)	refusal or failure to execute documents that the director is required to execute in his or her capacity as a director in order for the Corporation to comply with applicable law, regulatory requirements, or contractual obligations in connection with financings, including but not limited to filings or certifications required by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Nasdaq, or underwriter lock-up agreements and related offering documentation;

provided that such failure has caused, or reasonably could be expected to cause, material harm to the Corporation’s compliance or financing activities.

2.	Other Cause. “Cause” shall also include (i) conviction of a felony involving moral turpitude or dishonesty, or (ii) a final judicial finding of fraud or willful misconduct in connection with service as a director.

Any removal of a director pursuant to this Section shall be accompanied by written findings adopted by the Board and included in the minutes of the meeting.

Removal under this Section shall be in addition to, and not in limitation of, the rights of stockholders to remove directors under applicable law.

Except as specifically amended above, the Bylaws shall remain in full force and effect.